Number: BC1154543

BRITISH COLUMBIA

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that ADL VENTURES INC. changed its name to THE REAL BROKERAGE INC. on June 5, 2020 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On June 5, 2020

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE